UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-43664

INVESTORS CAPITAL HOLDINGS, LLC

(as successor in interest to Investors Capital Holdings, Ltd.)

(Exact name of registrant as specified in its charter)

Six Kimball Lane, Suite 150, Lynnfield, Massachusetts 01940, (781) 593-8565
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value
(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(l)(i)	☒
Rule 12h-3 (b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:      1

Pursuant to the requirements of the Securities Exchange Act of 1934, Investors Capital Holdings, LLC (as successor in interest to Investors Capital Holdings, Ltd.) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 24, 2014	INVESTORS CAPITAL HOLDINGS, LLC

(as successor in interest to Investors Capital Holdings, Ltd.)

By: RCS CAPITAL CORPORATION, its sole member

By: /s/ James A. Tanaka

Name: James A. Tanaka

Title: Authorized Signatory